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                             July 23, 2020

       Scott Asbjornson
       Chief Financial Officer
       AAON, Inc.
       2425 South Yukon Ave.
       Tulsa, OK 74107

                                                        Re: AAON, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            Form 10-Q for the
Period Ended March 31, 2020
                                                            Filed May 7, 2020
                                                            File No. 000-18953

       Dear Mr. Asbjornson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Audited Financial Statements
       3. Summary of Significant Accounting Policies
       Revenue Recognition, page 41

   1. In the second paragraph on pages 41 and 42, please revise to disclose the measure of progress used to
recognize revenue on customized units over time and explain why the method used provides a
faithful depiction of the transfer of goods or services. Refer to
                                                        ASC 606-10-50-18.
   2. We note your disclosure that revenue is presented net of certain payments to your independent
manufacturer representatives. So that we may better understand your accounting for these
transactions, please refer to ASC 606-10-50-12 and ASC 606-10-55-
 Scott Asbjornson
AAON, Inc.
July 23, 2020
Page 2
         36 through 55-40 and tell us the following:
             Clarify if your contracts for the purchase of HVAC units, related products and services are between you and the end customer or you and the representative;
             Describe the nature of your performance obligation(s) associated with these contracts;
             Provide us with a comprehensive analysis explaining how you concluded you were the principal or agent in these arrangements; and In the event you are unable to collect amounts due from the end user, please
             explain the financial obligations that you and representatives have to each other.

Form 10-Q for the Period Ended March 31, 2020

Management's Discussion and Analysis, page 23

3. We note that the majority of your sales are in domestic markets and your most significant customer operates primarily in Texas. Given the continued rise in COVID-19 cases throughout the United States, including Texas, please ensure that your MD&A disclosures in your upcoming Form 10-Q for the period ended June 30, 2020 address the matters described in CF Disclosure Guidance Topic 9A. Please similarly revise your risk factor and financial statement disclosures as appropriate. Disclosures should address, but not be limited to, the following:
             Known or expected impacts upon your backlog and peak selling season;
             Any potential supply chain disruptions (particularly with respect to raw materials needed for assembly);
             Any material changes to your manufacturing process (including measures taken to protect workers in your manufacturing facilities);
             Any known or expected adjustments needed to ensure sufficient access to capital (e.g.
              plans to increase borrowings, reduce dividend payments, or curtail capital expenditures); and
             Known or expected impacts on the timing of the Longview, Texas plant expansion.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameScott Asbjornson                            Sincerely,
Comapany NameAAON, Inc.
                                                              Division of
Corporation Finance
July 23, 2020 Page 2                                          Office of
Technology
FirstName LastName